# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StubHub Holdings, Inc., CIK 0001337634
CUSIP: 86384P109
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 175 GREENWICH STREET, 59TH FLOOR, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-004870
Filed by CIK 0001838470

## Reporting persons
- WestCap Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,499,017; sole dispositive power 0; shared dispositive power 12,499,017; aggregate amount beneficially owned 12,499,017 (3.77% of the class)
  Comment: The information set forth on this cover page reflects information as of the date of this filing. As of March 31, 2026, this Reporting Person may have been deemed to beneficially own 28,991,583 shares of Class A Common Stock (as defined in Item 2(a)) representing 8.73% of the outstanding shares of Class A Common Stock as of such time.
- WestCap Stub Holdco 2024, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,201,587; sole dispositive power 0; shared dispositive power 12,201,587; aggregate amount beneficially owned 12,201,587 (3.68% of the class)
  Comment: The information set forth on this cover page reflects information as of the date of this filing. As of March 31, 2026, this Reporting Person may have been deemed to beneficially own 24,772,283 shares of Class A Common Stock representing 7.46% of the outstanding shares of Class A Common Stock as of such time.
- WestCap StubHub Opportunity Fund Preferred, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 297,430; sole dispositive power 0; shared dispositive power 297,430; aggregate amount beneficially owned 297,430 (0.09% of the class)
  Comment: The information set forth on this cover page reflects information as of the date of this filing. As of March 31, 2026, this Reporting Person may have been deemed to beneficially own 4,219,300 shares of Class A Common Stock representing 1.27% of the outstanding shares of Class A Common Stock as of such time.
- Laurence A Tosi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,499,017; sole dispositive power 0; shared dispositive power 12,499,017; aggregate amount beneficially owned 12,499,017 (3.77% of the class)
  Comment: The information set forth on this cover page reflects information as of the date of this filing. As of March 31, 2026, this Reporting Person may have been deemed to beneficially own 28,991,583 shares of Class A Common Stock representing 8.73% of the outstanding shares of Class A Common Stock as of such time.

## Item 1. Issuer
Name of issuer: StubHub Holdings, Inc.
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor New York, New York 10007

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G (this "Schedule 13G"), is being jointly filed by:

(i) WestCap Management, LLC ("WestCap"), a Delaware limited liability company, the investment manager to WestCap Stub Holdco 2024, LLC ("WestCap Stub"), a Delaware limited liability company, and WestCap StubHub Opportunity Fund Preferred, LLC ("WestCap StubHub Opportunity"), a Delaware limited liability company, with respect to the shares of Class A common stock, $0.001 par value per share (the "Class A Common Stock"), of StubHub Holdings, Inc. (the "Company") held by WestCap Stub and WestCap StubHub Opportunity;

(ii) WestCap Stub, with respect to the shares of Class A Common stock directly held by it;

(iii) WestCap StubHub Opportunity, with respect to the shares of Class A Common Stock directly held by it; and

(iv) Laurence A. Tosi, as the managing member of WestCap ("Mr. Tosi"), with respect to the shares of Class A Common Stock held by WestCap Stub and WestCap StubHub Opportunity.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the Reporting Persons is the beneficial owner of the Class A Common Stock reported herein.
Address of principal business office or, if none, residence: The address for the Reporting Persons is: 590 Pacific Ave., San Francisco, California 94133.
Citizenship: Each of WestCap Management, WestCap Stub and WestCap StubHub Opportunity is organized under the laws of the State of Delaware. Mr. Tosi is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 3.77%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WestCap Management, LLC: /s/ Laurence A. Tosi, By: Laurence A. Tosi, Managing Member (04/08/2026)
- WestCap Stub Holdco 2024, LLC: /s/ Laurence A. Tosi, By: WestCap Management, LLC, its Manager, By: Laurence A. Tosi, Managing Member (04/08/2026)
- WestCap StubHub Opportunity Fund Preferred, LLC: /s/ Laurence A. Tosi, By: WestCap Management, LLC, its Manager, By: Laurence A. Tosi, Managing Member (04/08/2026)
- Laurence A Tosi: /s/ Laurence A. Tosi, By: Laurence A. Tosi, Individually (04/08/2026)